Exhibit (a)(5)(B)
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Biogen Idec Media Contact:
Jose Juves, Director
Public Affairs
(617) 914-6524
Investment Community Contact:
Keith Regnante, Director
Investor Relations
(617) 679-2812
BIOGEN IDEC ANNOUNCES FINAL RESULTS OF ITS
MODIFIED “DUTCH AUCTION” TENDER OFFER
Cambridge, MA, July 2, 2007 — Biogen Idec Inc. (NASDAQ: BIIB) today announced the final results of its modified “Dutch Auction” tender offer which expired at 12:00 midnight ET on Tuesday, June 26, 2007. Biogen Idec has accepted for payment an aggregate of 56,424,155 shares of its common stock at a purchase price of $53.00 per share, for an aggregate share repurchase of approximately $3 billion. These shares represent approximately 16.4 percent of the shares outstanding as of June 26, 2007.
Based on the final count by the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 56,424,155 shares of common stock were properly tendered and not withdrawn at or below a price of $53.00.
Today, Biogen Idec also will borrow $1.5 billion under a loan agreement with Merrill Lynch Capital Corporation as administrative agent and Goldman Sachs Credit Partners L.P. as syndication agent in order to partially finance the share repurchase.
Merrill Lynch & Co. and Goldman, Sachs & Co. acted as financial advisors and dealer managers on this transaction.
About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit, www.biogenidec.com.